SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2004

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

BVR SYSTEMS (1998) LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual Meeting of the Shareholders of BVR Systems (1998) Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Round Tower, 46th Floor, Tel Aviv, Israel, on Monday, March 1st, 2004 at 11:00 a.m. (local time) to consider and act upon the proposals described below (the “Meeting”).

The shareholders of record at the close of business on Tuesday, February 3, 2004 (the “Record Date”) will be entitled to vote at the Meeting or any adjournment thereof. A shareholder who wishes to vote at the Meeting by proxy shall deliver a proxy to the offices of the Company no later than 24 hours before the time appointed for the Meeting or any adjournment thereof. A form of proxy is attached for use in voting by proxy in accordance with the foregoing.

        Two shareholders who hold or represent together at least 33 1/3% of the voting rights of the issued share capital of the Company, present in person or by proxy, shall constitute a quorum for the resolutions. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week at the same time and place or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting, a quorum is not present within half an hour from the time appointed for holding a meeting, any two shareholders present in person or by proxy shall constitute a quorum.

The shareholders will be asked to approve the following resolutions:

1.	TO ELECT Aviv Tzidon, Yaron Sheinman, Avi Leumi, Uri Manor, Pritam Singh, Eric Chan, Rimon Ben-Shaul, Keinan Refaeli and Gadi Aviram as directors for the coming year.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

2.	TO ELECT Orit Stav as an outside director of the Company.

The above resolution requires the affirmative vote of shareholders present in person or by proxy and voting in the Meeting amounting in the aggregate to:

(i)	the majority of votes actually cast with respect to such proposal including at least one third of the voting power of the non-controlling shareholders who are present in person or by proxy and vote on such proposal; abstentions shall not be included in the total of the votes of the shareholders;

or

(ii)	the majority of votes actually cast on such proposal, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders does not exceed 1% of all the voting power in the Company.

3.	TO ELECT KPMG Somekh Chaikin as the independent public auditors of the Company for the year ending December 31, 2004 and to authorize the Board of Directors to fix the remuneration of said auditors as the Board of Directors may deem fit in their sole discretion.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

4.	TO INCREASE the share capital of the Company by NIS 180,000,000 divided into 180,000,000 Ordinary Shares, nominal value NIS 1.00 each.

The authorized share capital of the Company following the share capital increase shall be NIS 200,000,000 divided into 200,000,000 Ordinary Shares, nominal value NIS 1.00 each.

TO AMEND the Articles of Association of the Company accordingly.

The above resolution requires the affirmative vote of over seventy five percent (75%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

5.	TO GRANT to the Company’s directors (not including Aviv Tzidon) and outside directors, for the coming year, options to purchase 72,000 Ordinary Shares of the Company, nominal value NIS 1.00 each, at an exercise price per share of $0.18. The options shall be subject to the completion of a full year of service.

The above resolution was approved by the Audit Committee and the Board of Directors of the Company on January 4, 2004.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

6.	TO GRANT to Aviv Tzidon, Chairman of the Board of Directors, an option to purchase 9,000,000 Ordinary Shares of the Company, nominal value NIS 1.00 each, such that for each year of service as active Chairman of the Board of Directors of the Company, he shall be entitled to 1,800,000 options. The exercise price per share shall be $0.18.

The above resolution was approved by the Audit Committee and the Board of Directors of the Company on January 4, 2004.

The above resolution requires the affirmative vote of over fifty percent (50%) of the Ordinary Shares present in person or by proxy and voting at the Meeting.

7.	TO APPROVE the raising of funds in an amount of between $8 million to $11 million (the “Funds”) by way of issuance of Ordinary Shares, nominal value NIS 1.00 each, at a price per share of $0.18. Of the Funds approximately $6 million shall be raised from CHUN Holdings L.P., the controlling shareholder of the Company, approximately $2 million shall be by way of conversion of loans from the banks and the remaining funds shall be raised from additional shareholders of the Company and other investors.

In addition, and per the demands of the banks, CHUN Holdings L.P. is to provide a credit line to the Company in the amount of $3.2 million. In consideration for the credit line TO GRANT to CHUN Holdings L.P. an option to invest an additional sum of up to $7.2 million at an exercise price per Ordinary Share, nominal value NIS 1.00 each, of $0.18, for a period of four years.

The Company will register for trade all Ordinary Shares and options exercisable into Ordinary Shares issued hereunder under a Form F-3.

The above resolution was approved by the Audit Committee and the Board of Directors of the Company on January 4, 2004.

As CHUN Holdings L.P. is a controlling shareholder (as such term is defined in the Israeli Companies Law-1999) the above resolution requires in addition to the approval of the Company’s Audit Committee and Board of Directors (which was received on January 4, 2004), the affirmative vote of shareholders present in person or by proxy and voting in the Meeting amounting in the aggregate to:

(a)	the majority of the votes actually cast on this resolution including at least one third of the voting power of those shareholders who do not have a “Personal Interest” who are present in person or by proxy and vote on such proposal; or

(b)	the majority of the votes actually cast on this resolution at the Meeting, provided that the totalvotes cast in opposition to this resolution by the shareholders who do not have a “Personal Interest”does not exceed 1% of all the voting power in the Company.

Shareholders of record at the close of business on Tuesday, February 3, 2004 will be entitled to notice of and to vote at the meeting.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible.

By Order of the Board of Directors Aviv Tzidon Chairman of the Board BVR Systems (1998) Ltd.

Date: February 4, 2004

PROXY                                                                                    BVR SYSTEMS (1998) LTD.

For the Annual Meeting of Shareholders to be held on
March 1st, 2004

        The undersigned shareholder of BVR Systems (1998) Ltd. (the “Company”) hereby appoints Aviv Tzidon or Orly Tsioni, Adv., with full power of substitution, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled in any capacity to vote at the Annual Meeting of Shareholders of the Company to be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, Round Tower, 46th Floor, Tel Aviv, Israel, on Monday, March 1st, 2004 at 11:00 a.m. (local time), and all adjournments and postponements thereof.

I.     Election of directors.

☐	FOR all nominees	☐	WITHOLD authority for all nominees

II.     Election of outside director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Under the Israeli Companies Law of 1999, a “controlling shareholder” means an entity who has the ability to direct the activity of the corporation, except for the ability that results from the fulfillment of a position of a director or other officer in the corporation, and an entity is presumed to control a corporation if it holds half or more of a certain class of controlling means in a corporation.

Please indicate whether or not you are a “controlling shareholder” (as defined above) in the above PROPOSAL NO. 2 by marking an “X” in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of PROPOSAL NO. 2 will be disqualified.

YES	☐	NO	☐

III.     Election of KPMG Somekh Chaikin as the independent public auditors of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

IV.     Increase of the authorized share capital of the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

V.     Grant of options to the Company’s directors (not including Aviv Tzidon) and outside directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

VI.     GRANT of options to Aviv Tzidon, Chairman of the Board of Directors.

☐	FOR	☐	AGAINST	☐	ABSTAIN

VII.     Approval of raising funds in an amount of between $8 million to $11 million of which approximately $6 million shall be raised from CHUN Holdings L.P., the controlling shareholder of the Company, and grant of an option to invest up to $7.2 million to Chun Holding L.P. in consideration for a credit line to be provided to the Company.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Under the Israeli Companies Law of 1999, a “personal interest” of a shareholder includes: (i) the personal interest of any members of his/her immediate family (including the spouses thereof), or a personal interest of a body corporate in which the shareholder or such family member thereof serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or the chief executive officer, and (ii) excludes a personal interest that arises solely from the fact of holding the Company’s shares or the shares of any body corporate.

Please indicate whether or not you have a personal interest in the above PROPOSAL NO. 7 by marking an “X” in the appropriate box (YES/NO). If an X is not marked in either column, your vote in respect of PROPOSAL NO. 7 will be disqualified.

YES	☐	NO	☐

This proxy when properly executed will be voted in accordance with the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals.

The undersigned hereby acknowledges receipt of the Annual Meeting of the Shareholders and the Proxy accompanying such Notice, revokes any proxy or proxies heretofore given to vote upon or act with respect to the undersigned’s shares and hereby ratifies and confirm all that the proxies, their substitutes, or any of them, may lawfully do by virtue hereof.

Dated:   ___________________, 2004

——————————————
        (signature of shareholder)
——————————————
        (signature of shareholder)
Please mark, date and sign exactly as name(s)
appear on this proxy and return the proxy card
promptly using the enclosed envelope. If the
signer is a corporation, please sign full corporate
name by duly authorized officer. Executives,
administrators, trustees, etc. should state full title
or capacity. Joint owners should each sign.
THIS PROXY IS SOLICITED ON BEHALF
OF THE BOARD OF DIRECTORS.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: February 8, 2004